EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Thousands of constant Mexican pesos as of December 31, 2003)


1.     Nature of Business

     Empresas ICA Sociedad Controladora, S. A. de C.V. (ICA or the Company) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICAs subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, ICA,s subsidiaries are engaged in real estate and housing development.

     Since 1999, the Civil Construction Segment has suffered operating losses that have significantly contributed to the Companys consolidated losses. The Civil Construction segments losses have primarily been due to low levels of investment in public and private works in Mexico as well as the Companys participation in projects abroad that did not perform as expected. Since 2000, the Company has implemented a series of measures intended to minimize the impact of the above situation, which have included cutting costs and expenses, including a labor force reduction (see Notes 25 and 27 of the financial statements audited) and the divestiture of assets that were not essential to the Companys main business operations. Such divestitures have included the discontinuation of the manufacturing segment in 2000 and the 2001 sale of its interests in subsidiaries engaged in the construction aggregates segment (see Notes 2 and 28 f the financial statements audited).

     Additionally, the Company has implemented measures to reduce and refinance a significant portion of its liabilities, which has enabled it to cover principal and interest payments on its indebtedness. On November 17, 2003, as part of the Companys financial restructuring process, at an ordinary general stockholders meeting, the Companys stockholders approved a capital increase in the amount of Ps. 2,486,246, through a rights offering to stockholders. As of December 31, 2003, the Company raised Ps.2,120,916 through the capital increase. The capital increase concluded on January 9, 2004, at which time the Company raised the remaining Ps.365,330 and all of the new shares were subscribed.

     In March 2004, the convertible subordinated debenture bonds were paid at maturity and the long-term financing required for the El Cajon project was obtained (see Note 31).

     In 2003, the Company executed new contracts and contract changes in the amount of Ps.15,351,383 (see Note 8).


2. Basis of Presentation and Principles of Consolidation

     (a) Basis of Presentation

     The consolidated financial statements of ICA and its subsidiaries are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP).

     The results for the manufacturing and construction aggregates segments, which were disposed of as discussed in Note 1, are reported as discontinued operations in the consolidated statements of operations (see Note 28).

       (b) Comprehensive Loss

     Comprehensive loss presented in the accompanying statement of changes in stockholders equity represents the Companys total activity during each year, and is comprised of the net loss of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2003, 2002 and 2001, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity, the translation effects of foreign entities which is included in Insufficiency from Restatement of Capital.

       (c) Principles of Consolidation

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights, are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

                                               Ownership
    Subsidiary                                 Percentage    Activity
--------------------------------------------   ----------   --------------------
Sub-Holding:
  Constructoras ICA, S.A. de C.V...... .....       100       Construction

  Controladora de Empresas de Vivienda, S.A.
 de C.V........................ ............       100       Housing development

Operating:
  Ingenieros Civiles Asociados, S.A. de
     C.V................................. ..       100       Heavy and urban
                                                                 construction

  Constructora Internacional de Infraestructura,
 S.A. de C. V......                                100    Construction of the El
                                                       Cajon hydroelectric plant


  ICA Fluor Daniel, S. de R.L. de C.V.. .......     51   Industrial construction

  ICA Panama, S.A...................... .......    100       Highway concessions


     Sale of Subsidiaries- In August 2003, the Company sold its shares in the subsidiary Solaqua, S. A. de C. V. At various dates in 2002, the Company sold its shares in the subsidiaries Terminal de Cruceros Punta Langosta, Cozumel, S.
A. de C. V., Hubard y Bourlon, S. A. de C.V., Propulsora Mexicana de Parques Industriales, S. A. de C.V. and Centro Empresarial Guadalajara, S. A. de C. V. In 2001, the Company sold its shares in Desarrollo Comercial Leon, S. A. de C.
V. Condensed information of these companies as of December 2002 and for the periods ended December 31, 2003, 2002 and 2001 is presented as follows:


Balance Sheet Data:                                                December 31,
                                                                       2002
                                                      --------------------------
Current assets.................................      Ps.             28,178
Non-current assets.............................                     123,009
Current liabilities............................                      (8,780)
Non-current liabilities........................                     (19,054)
                                                      --------------------------
Net assets.....................................      Ps.            123,353
                                                      ==========================


Income Statement Data:                      Years Ended December 31,
                              --------------------------------------------------
                                   2003             2002                2001
                              ------------    -------------      -------------
Revenues..................    Ps.   19,881    Ps.   183,386      Ps.   441,133
Operating income..........           4,623           16,483             69,808
Net income................           4,160            6,021              2,381

3.   Summary of Significant Accounting Policies

     The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on managements best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

     (a) Changes in accounting policies


     As of January 1, 2003, the Company adopted the provisions of the new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which establishes, among others, greater precision for items related to provisions, accruals and contingent liabilities, as well as new regulations for the accounting recognition of provisions, the use of present value and the settlement of obligations when occurring early or when replaced by the issuance of a new security or obligation. The application of C-9 did not have a material effect in the year 2003.



     (b) Accounting Method for the Treatment of the Effects of Inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information" as amended (Bulletin B-10), issued by the IMCP. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15 Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations (Bulletin B-15), which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0895 instead of restating them by a NCPI factor of
1.0397 to determine constant Mexican pesos as of December 31, 2003.


     A description of the methods used to restate the financial statements are as follows:

      Inventories and Cost of Sales. Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value. Cost of sales is restated using replacement cost at the time of the sale.

      Real Estate Inventories. Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers.

      Long lived Assets. Long lived assets consist of the following:

      Property, Plant and Equipment. Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

                                              Useful        Remaining
                                               lives      useful lives
                                           -------------   ----------

     Buildings............................... 20 to 50     15 to 42
     Machinery and equipment.................  4 to 10      2 to 5
     Office furniture, equipment and vehicles  4 to 7       3 to 5


     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

     Investment in Concessions. Investments in concessions are restated using the NCPI, without exceeding their recoverable value.


     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     Investment in Affiliated Companies. Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investees financial statements are also prepared in accordance with Bulletin B-10.

     Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     Insufficiency from Restatement of Capital. This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     Restatement of Stockholders Equity Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings
(loss) generated to the date of the most recent balance sheet presented.

     Foreign Currency Transactions . Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.


     (Gain) Loss from Monetary Position. The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     (c) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus accrued interest and consist primarily of time deposits with original maturities of ninety days or less.

     (d) Accounting for Construction Contracts

     Construction contracts are accounted for using the percentage of completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues which are recognized and are recorded in the same period in which the revisions are determined.

     The  timing of revenue  recognized  is not  necessarily  related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on managements best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.


     (e) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     (f) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

     (g) Foreign Currency Translation of Subsidiaries Financial Statements

     The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICAs operations are presented in stockholders equity under the Insufficiency from restatement of capital. For translation purposes, once the subsidiary financial statements are restated and reexpressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     Assets and liabilities (monetary and nonmonetary)- Exchange rate in effect at the balance sheet date.

     Common stock- Exchange rate in effect at the date on which contributions were made.

     Retained earnings- The exchange rate in effect at the end of the year generated.

     Revenues, costs and expenses- The ending exchange rate of the period reported.

     (h) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

     (i) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the title to the house has passed to the buyer.

     (j) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.


     (k) Post Retirement Benefit Plans

     The liability derived from seniority premiums and the pension plan is recorded as such items are incurred, and calculated by independent actuaries using the projected unit credit method based on real interest rates. Consequently, the Company is recognizing a liability that, at current value, is estimated to be sufficient to cover the obligation resulting from these benefits at the estimated retirement date of its current group of employees. Severance is charged to results when paid by the Company.

     (l) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     (m) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

     (n) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. The asset tax is computed at an annual rate of 1.8% of the average of the majority of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.


     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     (o) Derivative Financial Instruments

     The derivative financial instruments used in 2001 by the Company are foreign exchange forward contracts intended to hedge the Companys exposure to exchange rate fluctuations. The cost of the instrument was amortized using the straight line method over the life of the contract and charged to results of operations. The termination date of such contracts was May, 2001. There were no derivative financial instruments in 2003 and 2002.


     (p) (Loss) Earnings Per Share

     Basic (loss) earnings per share is computed by dividing (loss) income of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     Diluted (loss) earnings per share is calculated by adjusting the net (loss) income of majority interest and the weighted average number of shares, under the assumption that the Companys convertible debentures have been converted to common stock as of the beginning of each of the periods presented to the extent such calculation is dilutive.

     The Company does not present diluted loss per share when the result of continuing operations is a loss.


4.   Investment in Concessions

     Investment in concessions consists of the following:

                                                        December 31,
                                        ----------------------------------------
                                                 2003                  2002
                                        ------------------    ------------------

     a. Highways, tunnel and automobile parking facility
     Construction cost..................   Ps.   4,755,348    Ps.     4,987,847
     Total financing cost...............           300,739              365,815
     Amortization.....................            (578,630)            (434,753)
     Allowance for impairment (Note 24).        (1,389,473)          (1,456,026)
                                           ----------------   -----------------
                                                 3,087,984            3,462,883
                                           ----------------   -----------------
b.   Treatment plants

    Projects completed and in operation:
     Construction cost..................           181,337              383,229
     Amortization......................            (22,431)             (57,122)
     Allowance for impairment (Note 24).                --              (29,103)
                                           ----------------   -----------------
                                                   158,906              297,004
Projects in process of construction...              66,048               37,635
                                           ---------------   ------------------
                                                   224,954              334,639
                                         ------------------   -----------------
                                         ------------------   -----------------
Total.................................     Ps.   3,312,938    Ps.     3,797,522
                                           ================   =================

         These projects are further described below:


                             Date of Commencement   Ownership           Balance as of December 31,
    Description of Project       of Operations     Percentage    -------------------------------------
                                                   2003   2002            2003               2002
-------------------------------  ----------------------------    ------------------   ----------------
Corredor Sur, in Panama ..        1999 and 2000     100   100       Ps.   2,468,930   Ps.   2,604,374
Acapulco Tunnel ..........        November 1996     100   100               493,159           533,635
Caracas-La Guaira highway,
  in Venezuela ...........        Various           --    100                    --           184,331
Parking Facilities .......        Various           100   100               125,895           140,543
Treatment plants .........        Various           100   100               224,954           334,639
                                                                    ----------------  ----------------
                                                                    Ps.   3,312,938   Ps.    3,797,522
                                                                    ================  ================

     A description of the Companys primary concessions is provided as follows:

       Corredor Sur

     In August 1996, the Panamanian Ministry of Public Works (the Ministry of Public Works) formally awarded, to ICA Panama, S. A. (ICA PANAMA) one of the Companys subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which has an extension of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

     The Ministry of Public Works shall not offer any subsidies or additional revenues to the concessionaire during or after the work construction for events of force majeure.

      The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S. $10,000,000. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

     As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that the Ministry of Public Works has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Companys liability derived from such payments shall not exceed U.S.$17.8 million because the indemnifications cost amounted to U.S.$27.0 million, and in accordance with the concession agreement, the remaining U.S.$9.2 million is included as part of the concession investment and will be recovered through the granting of rights to fill marine beds.


     The concessionaire received from the Ministry of Public Works approximately
29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2003, the Company still has pending rights to receive 4.1 and 14.1 hectares of firm land and marine beds, respectively.

     For the first three years of the concession,s operations, the concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession,s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession. If the market conditions do not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

     Ten years before the concession,s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway, with the same level of service as it had when it was originally built.

     Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs, liens and with the same level of service as when the highway was originally constructed.

     Toll revenues provided by this concession guarantee certain Company indebtedness (see Note 18.a).

     All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the Panamanian State is deducted as a recovery of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.


     During the construction phase of the Corredor Sur, it became necessary to make certain modifications to the original project proposed by ICA Panama. ICA Panama requested that the Ministry of Public Works acknowledge such additional requirements and allow ICA Panama to recover the additional investment made in the construction of the Corredor Sur, as well as comply with other payment obligations still owed to ICA Panama at that date.

     On October 16, 2003 an arbitration board, with headquarters in Panama City, was formally established to settle certain differences which have arisen between ICA Panama and the Ministry of Public Works in relation to construction of the Corredor Sur. The Arbitration Board has begun to hear evidence.


     Acapulco Tunnel

     On May 20, 1994, the Government of the State of Guerrero (the State Government) granted, to one of the Companys subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

          The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

          The State Government has the right to deregulate the concession following the procedures provided by law.

          The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession,s financial projections determined with the amount definitive of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

          The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

          The concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5 % or more.

     As of December 31, 2001, as mentioned in Note 24, the Acapulco Tunnel concession had been available-for-sale and as such, had been written down to its estimated recoverable value, by determining the present value of the future net cash flows expected to result during the remaining period of the concession. On November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. The term of the concession cannot be extended at the conclusion of this fifteen year term. Due to the extension of the term of the concession, the calculation of the estimated recoverable value of the Acapulco Tunnel concession increased by Ps.60,235 and the impairment adjustment recorded in 2001 was reversed in 2002 in accordance with Mexican GAAP; however, as the tunnel has been available-for-sale, the estimated net recoverable value was not increased.

     Toll revenues provided by this concession guarantee certain Company indebtedness (see Note 18.a).

     Autopista Caracas - La Guaira

     On December 23, 1996, Autopista Concesionada de Venezuela, C.A. (AUCOVEN), a subsidiary of the Company, entered into a concession agreement with the Government of Venezuela to build, operate, exploit, conserve and maintain during the concession term, a new Caracas-La Guaira Highway and conserve and maintain the old Caracas-La Guaira highway, for a thirty year period. Since operations began, the Government of Venezuela has not authorized toll increases, or granted guarantees for the construction of the concession,s main project. However, AUCOVEN continued to perform routine maintenance and collect highway tolls. In August 2002, the Company stopped collecting tolls at the insistence of the Chamber of Heavy Transport of the State of Vargas and the lack of minimal security conditions to carry out the toll collection.


     As a consequence of the aforementioned events, on June 1, 2000 AUCOVEN began an arbitration proceeding at the International Center for Settlement of Investment Disputes located in Washington, D. C., U.S.A. (ICSID) requesting an arbitration proceeding for the breach of the concession agreement and payment of damages.

     In September 2003, the ICSID issued a final ruling in favor of AUCOVEN. On November 14, 2003, the Government of Venezuela paid AUCOVEN U.S.$13.6 million to terminate the concession contract, which generated a loss of Ps.90,734 recorded in 2003.

     As of 2003, ICA no longer consolidates the investment and results of AUCOVEN, due to the exchange controls established in January 2003 by the Venezuelan Government, and recognized the investment and results of AUCOVEN by the equity method.


5.      Notes Payable

     Notes payable consist of:

                                                          December 31,
                                                   -----------------------------
                                                         2003           2002
                                                    ------------   -------------
Notes payable to banks denominated in pesos .      Ps.   634,573   Ps.   584,168
Notes payable to banks denominated in U.S. ..
  dollars ...................................             34,833         255,098
Other .......................................             84,462          58,137
                                                   -------------   -------------
                                                   Ps.   753,868   Ps.   897,403
                                                   =============   =============


     The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of 10.6% and 4.6% in 2003 and 12.6% and 5.4% in 2002, for notes denominated in pesos and U.S. dollars, respectively.

6.    Long-Term Debt

     a. Long-term debt consists of the following:

                                                                                         December, 31
                                                                                --------------------------------
                                                                                    2003              2002
                                                                                --------------    --------------
Payable in U.S. dollars:

  U.S.$95.8  million of  subordinated  debentures  convertible  into American
    Depositary  Shares  (ADSs) at any time prior to maturity at a conversion price of  U.S.$33.15  per ADS with a maturity in March 2004;  interest at
    5% annually,  payable  semi-annually  in March and September (the Company repurchased  U.S.$0.5  million  and  U.S.$73.1  million  during  2003 and
    2002)(See Note 31.b) ..................................... ..............   Ps.  1,077,163    Ps.  1,091,530

  Notes  collateralized  by  machinery  and  equipment;  interest at variable rates,  ranging  from 6 month  LIBOR  rate plus 220 to 300  basis  points
    annual   (4.07%   to  4.87%   at   December   31,   2002)   (prepaid   in
    2003)..................... ..............................................               --            77,737

  Loans  maturing  from October 2001 to October  2011, at an interest rate of
    LIBOR plus 400 and 412 basis  points  (5.46% to 5.585% and 5.82% to 5.95%
    at December 31, 2003 and 2002,  respectively)  payable  annually,  having
    Corredor        Sur,s       toll        revenues       as       financial
    guarantee........................... ....................................          663,166           721,231

  Mortgage loan matured in March 2003 at a 9% fixed  interest  rate,  paid in
    2003.................................................................. ..               --            98,831

  Loan  maturing  in  September  2008 at an  interest  rate of LIBOR plus 360
    basis   points   (4.82%  and  5.42%  at  December   31,  2003  and  2002,
    respectively),  collateralized  by the shares of SISSA Coahuila,  S.A. de
    C.V.,    a    subsidiary    of   the   Company   and   by   the   project
    revenues................. ...............................................          134,505           162,712

  Other..................................................... ...............           181,213           124,145

Payable in pesos:

Secured loan  (collateralized  by assets with a net book value of  Ps.852,720 at December 31, 2003)  maturing in May 2012 at a fixed  interest  rate of
    14.5% for the first year and with  annual  increase of 0.90% to a maximum interest  rate of 22.60%;  payable  annually  as of March  2005  (prepaid
    Ps.363,454 during 2003).................................. ...............          819,883         1,289,246

Mortgage loan (net book value of  Ps.113,883  at December 31, 2003)  maturing in June 2006  bearing  interest  at rate of TIIE  (Equilibrium  Interbank
    Interest  Rate) plus 250 points  (8.94% and 10.89% at  December  31, 2003
    and 2002, respectively), payable monthly........................... ......         319,258           441,465

Ordinary   Participation   Certificates   (CPOs)  maturing  in  March  2016,
    principal  and interest  payable in  semi-annual  installments  beginning
    September  2001 at a rate of 9.6% plus an  adjustment  of the UDI (a peso currency  equivalent  index for Mexican  inflation)  balance  (12.95% and
    16.3% as of December 31, 2003 and 2002, respectively),  collateralized by
    the Acapulco Tunnels toll revenues..................... ................          178,376           204,434

Secured  mortgage-backed loan (collateralized with assets of a net book value of  Ps.30,052  at December  31,  2003) at TIIE rate plus 100 basis point,
    (7.4%  and 9.7% at  December  31,  2003 and 2002,  respectively)  payable
    quarterly and maturing in March 2005..................... ................          76,877           142,895

Unsecured   UDI-denominated   loan,   guaranteed   by   shares   of   Tuneles
    Concesionados  de Acapulco,  S. A. de C. V. (Tunel de Acapulco)  and toll revenues  of Tunel de  Acapulco  at the TIIE rate  plus 350 basis  points
    (9.9% and 11.39% at December  31, 2003 and 2002,  respectively)  maturing
    in June 2019................................................ ............           97,218            99,428

Mortgage loan from the Granelera de Veracruz  Terminal at a rate of TIIE rate plus 350 basis  points,  (11.39% as of  December  31,  2002)  (prepaid in
    January 2003)............. ..............................................               --            82,846

Other....................................................... ................           82,041            79,629
                                                                                --------------    --------------
                                                                                     3,629,700         4,616,129
Current portion of long-term debt........................... .................       1,323,372           346,545
                                                                                --------------    --------------
                                                                                Ps.  2,306,328    Ps.  4,269,584
                                                                                ==============    ==============

     The scheduled maturities of long-term debt as of December 31, 2003 is as follows:

     Year Ending
     December 31,
     ------------------------------------
       2005                Ps.    434,768
       2006                       529,873
       2007                       261,417
       2008                       199,057
       2009 and thereafter        881,213
                           --------------
                           Ps.  2,306,328
                           ==============

     Long-term debt and other agreements of the Company,s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2003, the Company was in compliance with such covenants.

     b. Long-term debt for the construction of the El Cajon hydroelectric plant.

     Bridge loan for a maximum amount of US$90 million to temporarily finance the El Cajon hydroelectric plant, at a monthly base rate equivalent to a prime rate of 4% plus 1.75% (5.75% at December 31, 2003). At December 31, 2003, US$81
million had been disbursed. Principal and accrued interest mature on February 27, 2004. This loan was refinanced on March 5, 2004 (see Note 31.c).




7.   Income Tax, Asset Tax and Employee Statutory Profit

     a. Since 1989, ICA has incurred income tax and asset tax on a consolidated basis with its subsidiaries.

     b. Income tax is determined by considering the proportion in which ICA holds the voting stock of its subsidiaries at year end. Asset tax is determined based on the daily average equity, percentage held by ICA in its subsidiaries during the year. Sixty percent of the tax results of the subsidiaries are consolidated in accordance with the above percentages.

     c. Asset tax is determined based on minority interest, plus the related consolidation tax, considering the proportion of ICA,s daily average equity in its subsidiaries over the year.

     Provisional income tax payments by the Company and its subsidiaries are made as if the Company did not file a consolidated tax return. Provisional payments of asset tax are made on a consolidated basis.

     d. Income taxes and the employee statutory profit sharing are as follows:


                                                                Year Ended December 31,
                                                ------------------------------------------------------
                                                    2003                 2002                 2001
                                                --------------    ----------------    ----------------
Income tax expense (benefit):
   Current............................ . ..     Ps.      12,361   Ps.      174,671    Ps.     210,732
   Deferred........................... . ..              54,345           (537,955)          (680,583)
   Change in statutory tax rate....... ....                  --             47,682                 --
   Change in valuation allowance...... ...              264,904            877,862            706,045
                                                ---------------   -----------------   ----------------
                                                Ps.     331,610   Ps.      562,260    Ps.     236,194
                                                ===============   =================   ================
Employee statutory profit-sharing expense
  (benefit):
   Current............................ ..       Ps.      (3,350)  Ps.       63,959    Ps.      (7,663)
   Deferred........................... ..                 6,539            (11,640)           (17,181)
                                                ---------------   -----------------   ----------------
                                                Ps.       3,189   Ps.       52,319    Ps.     (24,844)
                                                ===============   =================   ================


     e. The Mexican income tax rate was 35% in 2002 and 34% in 2003 and will be reduced by one percentage point each year until reaching 32% in 2005. The effect of this rate change was recorded in 2002. A reconciliation between the statutory income tax rate and the Company,s effective income tax rate includes current and deferred income tax of the period as a percentage of income before provisions as follows:


                                                                    Year Ended December 31,
                                                  ----------------------------------------------------
                                                         2003               2002                 2001
                                                  -------------       ------------      --------------
      Statutory rate.......................              (34.00)            (35.00)            (35.00)

      Foreign subsidiary loss...................           4.23              11.49               3.99
      Difference between (gain) loss from
      monetary position and inflationary
         adjustment..............                          7.85               6.84               5.44
      Inflationary effects......................           7.93               8.96               8.16
      Tax loss carryforwards from prior years...             --             (29.89)                --
      Change in statutory tax rate..............             --               8.70                 --
      Other.....................................          25.01             (28.69)              7.37
                                                  -------------        ------------       -----------
                                                          11.02             (57.59)            (10.04)
      Tax on assets valuation allowance.........          43.78             160.21              15.06
                                                  -------------        ------------       -----------
      Effective rate.......................               54.80             102.62               5.02
                                                  =============        ============       ===========

     f. In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

     The amount of the Company,s consolidated asset tax credits and consolidated tax loss carryforwards as of December 31, 2003, are as follows:

         Asset Tax             Tax Loss
         Credits             Carryforwards        Year of Expiration
 --------------------    ------------------       ------------------
  Ps.        153,327     Ps.             --             2006
             369,800                     --             2007
             400,561                800,144             2009
             360,971                762,832             2010
             293,267                597,325             2011
             175,012                290,096             2012
             172,964                778,288             2013
  -------------------    ------------------
  Ps.      1,925,902     Ps.      3,228,685
  ===================    ==================

     g. The main items comprising the asset (liability) balance of deferred income taxes at December 31, 2003 and 2002 are as follows:


                                                                                            December 31,
                                                                            ----------------------------------------------
Liabilities:                                                                          2003                     2002
                                                                            ---------------------  -----------------------
Cost and estimated earnings (losses) in excess of billings on               Ps.        (620,741)   Ps.          (319,728)
uncompleted contracts and other..........................
Inventories.................................................                           (144,291)                 (27,049)
Real estate inventories.....................................                           (119,164)                 (77,691)
Property, plant and equipment...............................                            (89,096)                 (46,161)
Investment in affiliated companies..........................                                --                   (29,339)
                                                                            ---------------------  -----------------------
                                                                                       (973,292)                (499,968)
                                                                            ---------------------  -----------------------
Assets:
Accrued expenses and reserves...............................                           308,832                  523,266
Investment in affiliated companies..........................                             5,545                       --
Investment in concessions...................................                           215,155                  231,231
Advances from customers.....................................                           285,776                  404,207
                                                                            ---------------------  -----------------------
                                                                                       815,308                1,158,704
                                                                            ---------------------  -----------------------
Subtotal....................................................                           (157,984)                658,736
Consolidated carryforward tax losses........................                         1,033,180                  790,652
Nonconsolidated carryforward tax losses.....................                         1,151,825                  829,893
Tax on assets...............................................                         1,955,829                2,065,781
                                                                            ---------------------  -----------------------
Total net deferred tax asset................................                         3,982,850                4,345,062
Valuation allowance.........................................                         (3,056,271)              (3,041,195)
                                                                            ---------------------  -----------------------
Net deferred tax asset......................................                           926,579                1,303,867
Net employee statutory profit-sharing asset.................                            21,852                   30,784
                                                                            ---------------------     -----------------
Total.......................................................                 Ps.       948,431        Ps.     1,334,651
                                                                            =====================   =====================


     As of December 31, 2003 and 2002 a valuation allowance of Ps.3,056,271 and Ps.3,041,195, respectively, has been recognized related to tax loss carryforwards and tax on assets, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company,s management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.

     h. The balances of stockholders equity tax accounts at December 31, 2003 and 2002 are:


                                                                      December 31,
                                                       --------------------------------------------
                                                                  2003                   2002
                                                       ---------------------  ---------------------
    Contributed capital account............            Ps.        9,648,550   Ps.        7,893,841
    Net consolidated tax profit account....                       8,643,742              9,013,814
    Reinvested net consolidated tax profit
       account..............................                             --                     --
                                                       ---------------------  ---------------------
    Total..................................            Ps.       18,292,292   Ps.       16,907,655
                                                       =====================  =====================

8.    Commitments and Contingencies

     a. At December 31, 2003 certain subsidiary companies are party to lawsuits incidental to their business, which the Company,s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.

     b. Malla Vial in Colombia.- Currently ICASA is in litigation with the Institute for Urban Development or IDU (Instituto de Desarrollo Urbano) an agency of the municipal government of Bogota, Colombia in charge of public works projects. This litigation concerns the Malla Vial Project. This project was for the refurbishment of a street network in Bogota that was awarded to ICASA in 1997. This litigation is a result of an arbitration award rendered in favor of the IDU on April 29, 2002.

     An arbitration panel decided to offset the parties claims and awarded the IDU a net amount of 5,092,642,293 Colombian pesos (approximately U.S.$1.8 million). The arbitration panel also ordered the parties to terminate their contractual relationship and to determine whether any amounts were due on work performed by ICASA which had been previously approved by the IDU. Pursuant to the arbitration panel,s decision, we requested that the IDU terminate the contract and to offset any amounts that parties owed to each other.

     As of April 2, 2004, the IDU has filed claims against ICASA totaling approximately U.S.$5.9 million alleging breach of contract and damages and penalties for failing to pay the arbitration award.


     Consequently, ICASA has a cross claimed in an amount of approximately U.S.$15.3 million for work performed, reimbursement for cost overruns, and termination of the contract. ICASA has also sought damages for its inability caused by the IDUs actions to enter into any new contracts with the Colombian government for a period of five years.

     In December 2002, the IDU filed a lawsuit before a local tribunal against ICASA and Federal Insurance Company, ICASA surety in the project, seeking the execution of the performance bond. ICASA filed a motion with the local tribunal to stay the proceedings, claiming that the local tribunal lacks jurisdiction over this matter. ICASA is currently awaiting resolution of this issue from an appellate tribunal and is simultaneously continuing with the ongoing litigation.

     On August 20, 2003 the local tribunal hearing this matter ordered the opening of the evidentiary period.


     c. Nitrogeno de Cantarell. In December 2003, an arbitration claim was filed against the joint-venture created by ICAFD and Linde AG, and against each of the companies and their holding companies: ICA, Fluor Corporation and Linde, L.P.M., as guarantors, related to the construction of the Cantarell nitrogen production plant. The consortium has filed a counterclaim and evidence is currently being presented.


     d. Performance guarantees- In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2003, the Company had granted such letters of credit and bonds to its customers for Ps.63,610 and U.S.$557.7 million, respectively with a bonded amount of Ps.63,610 and U.S.$113.4 million, respectively. In addition, in 2003, the Company entered into a letter of credit of U.S.$47.5 million related to the construction and financing contract of the El Cajon hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.

     At December 31, 2003, certain affiliated companies which are engaged in the operation of municipal services and construction projects have outstanding, to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, guarantees in an amount of Ps.100,393 and U.S.$106.4 million, respectively, with bonded amounts of Ps.100,393 and U.S.$27.6 million, respectively.

     e. Leasing agreements- ICAFD has entered into a lease agreement for machinery and equipment, tools and service for a 10 year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps.37,296, Ps.47,140 and Ps.29,983, for 2003, 2002 and 2001, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S.$1.8 million.


9.    Stockholders Equity

     a. At December 31, 2003, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:


                                                    Shares               Amount
                                            ------------------    -------------------

    Subscribed and paid shares...............   1,682,389,166     Ps.       2,808,250
    Shares held in Treasury..................      82,848,239                  91,561
    Shares subscribed for and paid in 2004...     182,664,948                 365,330
                                            ------------------    -------------------
                                                1,947,902,353     Ps.       3,265,141
                                            ==================    ===================

     Fixed capital amounts to Ps.480,713, and is comprised of 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the Company,s shares held in Treasury at December 31, 2003, 52,307,511 had been reserved for the convertible subordinated debentures (see Note 18 and 31.b). The convertible subordinated debentures were paid at maturity on March 15, 2004.



     b. On November 17, 2003, at an ordinary general stockholders meeting, the Company,s stockholders approved a $2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:

     (i) 52,307,511 shares set aside for the convertible subordinated debentures (for possible conversion into shares): (ii) 12,364,217 shares were set aside for the performance bonus plan; and (iii) 18,546,326 shares were set aside for the stock option plan.


     As of December 31, 2003, the Company raised $2,120,916 through the capital increase. As of January 9, 2004, the Company raised the remaining $365,330, after which the capital increase was fully subscribed and paid-in.


     Additionally, as of December 31, 2003, the Company issued an additional 369,815 out of the treasury shares mentioned above, totaling Ps. 1,387, which includes Ps.981 of additional paid-in capital.

     c. At the ordinary stockholders meeting held on April 29, 2003, the stockholders approved the results of operations for the years ended December 31, 2002. At the ordinary stockholder,s Meeting held on April 19, 2002, the stockholder,s approved the results of operations for the year ended December 31, 2001. At the ordinary stockholder,s Meeting held on April 2, 2001, the stockholders approved the results of operations for the year ended December 31, 2000, and agreed to apply losses of Ps.(1,548,424) from year ended December 31, 2000 and the result due to the holding of nonmonetary assets of Ps.(346,525) against the cumulative restatement of common stock and the cumulative restatement of retained earnings (all nominal values).

     d. At the ordinary stockholders meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company,s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICAs management. Both plans were approved under the Mexican Securities Market Law.


     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the opinion plan, ICA,s employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     During 2003, 2002 and 2001, under this plan, options were granted to ICAs employees to buy 7,663,088, 8,087,866 and 9,323,417 shares, respectively, at a price of Ps.3.75, Ps.3.88 and Ps.3.75 per share, respectively. As of December 31, 2003, 2002 and 2001, 9,385,686, 9,166,194 and 6,089,787 options were forfeited, respectively. The number of outstanding option at December 31, 2003, 2002 and 2001 was 24,961,848, 17,518,252 and 12,506,796, respectively.

     e. Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

     f. At December 31, 2003 and 2002, stockholders majority equity at historical and restated values were as follows:


                                                                                    2003
                                                   -----------------------------------------------------------------------
                                                            Historical                Restatement                Total
                                                   -----------------------  -----------------------  ---------------------
Common stock........................                Ps.       2,808,250      Ps.         889,128      Ps.       3,697,378
Additional paid-in capital..........                          1,488,123                3,055,797                4,543,920
Reserve for repurchase of shares....                          1,433,229                       --                1,433,229
Accumulated deficit.................                         (5,805,896)               1,327,048              (4,478,848)
Insufficiency from restatement of
   capital...........................                                --                 (285,659)                (285,659)
                                                   ----------------------   ----------------------  -----------------------
                                                    Ps.        (76,294)      Ps.       4,986,314      Ps.       4,910,020
                                                   ======================   ======================  =======================


                                                                                    2002
                                                   -----------------------------------------------------------------------
                                                            Historical                Restatement                Total
                                                   -----------------------  ----------------------   ---------------------
Common stock........................               Ps.          686,928      Ps.        964,618      Ps.      1,651,546
Additional paid-in capital..........                          1,585,975               3,278,129               4,864,104
Reserve for repurchase of shares....                          1,433,229                      --               1,433,229
Accumulated deficit.................                          (4,736,470)             1,232,460               (3,504,010)
Insufficiency from restatement of
   capital...........................                                --                 (421,663)               (421,663)
                                                  ------------------------  ----------------------  ----------------------
                                                  Ps.         (1,030,338)    Ps.      5,053,544      Ps.      4,023,206
                                                  ========================  ======================  ======================


10.  Related Party Transactions

     a) Transactions with related parties, carried out in the ordinary course of business, were as follows:


                                                                              Year Ended December 31,
                                                        ---------------------------------------------------------------------
                                                                      2003                    2002                   2001
                                                        ----------------------   --------------------  ----------------------
Construction revenues (1).............                   Ps.           12,785    Ps.          26,625    Ps.          40,228
Services rendered (2).................                                 37,518                 26,130                 67,614
Royalties (3).........................                                 58,175                 54,566                 51,090
General and administrative expenses (6)                                89,182                 53,188                     --
Interest income (4)...................                                 10,609                 16,257                 50,182
Equipment leasing (5)..................                                37,296                 47,140                 29,983
Sale of investments in shares and receivables
  (7)......................                                           264,570                     --                     --


     (1) Revenues from providing construction services to Holding Dicomex, S. A, de C. V. an affiliate of the Company, engaged in the construction of the Arcos Bosques Building in Mexico.

     (2) Primarily relates to administrative services provided to CIMA, an affiliate of the Company, for Ps.20,269, Ps.25,816 and Ps.21,697 for the years ended December 31, 2003, 2002 and 2001, respectively, and administrative services provided to Internacional de Contenedores de Veracruz, S. A. de C. V., an affiliate of the Company until October 2001, of Ps.37,571 for the year ended December 31, 2001.

     (3) Royalties paid for using the trade mark Fluor Daniel Mexico, S. A., an affiliate of Fluor Corporation.

     (4) Primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company until September 2003, for Ps.5,577, Ps.16,257, and Ps.23,920 for the years ended December 31, 2003, 2002 and 2001, respectively, and interest income, earned on loans due from ICA Miramar Metro San Juan of Ps.21,466 for the year ended December 31, 2001.

     (5) Leasing costs for machinery leased from Ameco Services,  S. de R. L. de
C. V., an affiliate of Fluor Corporation.

     (6) Primarily relates to administrative services from related parties of Fluor Corporation.

     (7) Relates to the sale to Aeroinvest, S. A. de C. V. of accounts receivable and investment in shares of SETA (see Notes 13 and 25), generating a loss of Ps.65,552. The US$24.1 million sales price was based on an independent appraisal.


     b) Noncurrent receivables at December 31, 2002, include loans granted to SETA, an affiliate of the company, for U.S.$17.1 million.

11.   Business Segment Data

A summary of certain segment information is as follows:


                                                 Construction
                       -----------------------------------------------------------------
                              Civil         Industrial        CPC-Rodio           Total
                                                                            Construction
                       ---------------- --------------- --------------- ----------------
2003:
======================
 External revenues .    Ps. 2,144,789    Ps. 4,060,813    Ps. 1,973,870    Ps. 8,179,472
 Intersegment
  revenues .........           93,435               --               --           93,435
 Operating (loss)
  income ...........           (1,433)         (98,231)          78,314          (21,350)
 Financing cost ....           55,128          (61,294)          14,025            7,859
 Income tax ........              771            6,009           24,941           31,721
 Employee statutory
  profit sharing ...              404            1,818               --            2,222
 Share in operations
  of affiliated
  companies ........          (63,108)              --           (6,592)         (69,700)
 Segment assets ....        3,071,174        3,069,115        1,597,140        7,737,429
 Investments in
  affiliated
  companies ........           44,529               --           39,157           83,686
 Segment liabilities
  (1) ..............        1,419,843        2,025,791          884,894        4,330,528
 Capital
  expenditures (2) .          454,722           57,564           24,110          536,396
Depreciation and
 Amortization ......          257,531           15,328           39,587          312,446



                        Real Estate
                         (RE) and      Infrastructure
                          Housing        Operations         Corporate     Total Segments  Elimination,s        Total
                        Development        (IO)             and Other                     Intersegments    Consolidated
                       ---------------- --------------- --------------- ---------------- --------------- ---------------
2003:
======================
 External revenues .   Ps.    783,394    Ps.   491,598    Ps.   100,403    Ps. 9,554,867    Ps  .   --    Ps. 9,554,867
 Intersegment
  revenues .........               --            6,888          160,975          261,298      (261,298)              --
 Operating (loss)
  income ...........           (1,428)          48,936           14,987           41,145            --           41,145
 Financing cost ....           13,248           82,891          267,562          371,560            --          371,560
 Income tax ........              256           29,162          270,471          331,610            --          331,610
 Employee statutory
  profit sharing ...               --              789              178            3,189            --            3,189
 Share in operations
  of affiliated
  companies ........             (499)         (85,980)         (10,796)        (166,975)           --         (166,975)
 Segment assets ....        2,012,477        4,961,615        3,223,766       17,935,287    (2,013,256)      15,922,031
 Investments in
  affiliated
  companies ........           97,615          506,213           89,000          776,514            --          776,514
 Segment liabilities
  (1) ..............          386,103          303,035        2,392,261        7,411,927    (2,281,278)       5,130,649
 Capital
  expenditures (2) .           19,236           32,404           32,431          620,467            --          620,467
Depreciation and
 Amortization ......            1,344          181,289           56,431          551,510            --          551,510



                                                 Construction
                       -----------------------------------------------------------------
                              Civil         Industrial       CPC-Rodio         Total
                                                                         Construction
                       ---------------- --------------- --------------- ----------------
2002:
======================
 External revenues.     Ps. 1,020,861     Ps.4,153,546    Ps. 1,695,503    Ps. 6,869,910
 Intersegment
  revenues.........            14,937               --               --           14,937
 Operating (loss)
  income...........          (328,203)         405,122          (15,525)         61,394
 Financing cost....            70,253          (95,727)           9,590          (15,884)
 Income tax........            17,286          183,733           29,584          230,603
 Employee statutory
  profit sharing...                --           50,321               --           50,321
 Share in operations
  of affiliated
  companies........           (88,966)              --          (34,051)        (123,017)
 Segment assets....         2,214,351        2,822,094        1,482,525        6,518,970
 Investments in
  affiliated
  companies........           131,987               --           18,774          150,761
 Segment liabilities
  (1)..                     1,221,751        2,213,450          922,360        4,357,561
 Capital
  expenditures (2).            14,616            4,857           99,421          118,894
Depreciation and
 Amortization......            79,337           19,024           87,205          185,566



                        Real Estate
                         (RE) and      Infrastructure
                          Housing        Operations      Corporate     Total Segments    Elimination,s         Total
                        Development         (IO)          and Other                      Intersegments    Consolidated
                       ---------------- --------------- --------------- ---------------- --------------- --------------
2002:
======================
 External revenues.      Ps.1,003,466    Ps.   606,336   Ps.    218,482    Ps. 8,698,194   Ps.      --   Ps.  8,698,194
 Intersegment
  revenues.........             4,700               --          307,713          327,350      (327,350)              --
 Operating (loss)
  income...........           (20,718)         124,895           (2,836)         162,735            --          162,735
 Financing cost....           (17,715)         146,130          362,145          474,676            --          474,676
 Income tax........            76,082           16,029          239,546          562,260            --          562,260
 Employee statutory
  profit sharing...                --            1,670              328           52,319            --           52,319
 Share in operations
  of affiliated
  companies........           (27,422)           5,750            7,510         (137,179)           --         (137,179)
 Segment assets....         2,175,617        5,734,070        3,027,011       17,455,668    (2,026,004)      15,429,664
 Investments in
  affiliated
  companies........           196,691          544,727          102,855          995,034            --          995,034
 Segment liabilities
  (1)..                       260,842          529,294        2,296,643        7,444,340    (2,088,005)       5,356,335
 Capital
  expenditures (2).               160           39,367           23,187          181,608            --          181,608
Depreciation and
 Amortization......            20,948          153,073           86,565          446,152            --          446,152

     (1)......Segment   liabilities  include  only  the  operating   liabilities
attributable to each segment.
     (2)  Capital  expenditures   include  purchases  of  property,   plant  and
equipment, investments in concessions and other assets.

12.  Subsequent Events

     a) At December 31, 2003, the net remaining amount of the resources obtained from the capital stock increase agreed to in November 2003 (see Note 22), after certain payments related to the transactions as well as other payments, was Ps.1,942,150. On January 9, 2004, 182,664,948 shares were subscribed and paid in for Ps.365,330, for which reason the capital increase agreed was fully paid.

     b) During January and February 2004, US$3.3 million of the Companys convertible subordinated debentures were repurchased. On March 15, 2004, the convertible subordinated debentures maturity date, the remaining US$92.4 million (Ps.1,020,198) of outstanding convertible subordinated debentures were paid at maturity. During the period from January 1 to March 26, 2004, bank loans of Ps.680,988 were paid.

     c) On March 5, 2004, CIISA obtained US$682.4 million of financing for the El Cajon Hydroelectric Project, comprised of a US$452.4 million syndicated loan maturing in August, 2007 at a LIBOR rate plus 3 points, and a US$230 million bond at a 6.5% annual rate, which matures in May, 2008. On March 5, 2004, US$230 million of proceeds were obtained from the issuance of bonds. The funds from the syndicated loan will be drawn-down based on the project,s needs. Financing is primarily supported by construction contract collection rights.



13. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

          1.-The  Company  has  an  American  Depositary  Receipts  program
          (ADRs), which is effective

          2.-Organized markets with their respective countries are as follows:

          New York Stock  Exchange USA
          Mexican Stock  Exchange  MEXICO
          Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

          3.-An only one-share series exist, incorporated to the program.

          4.-Shares ratio per ADR is 6 to 1.

          5.-Number of shares subscribed to the program and percentage from common stock at March 31, 2003 are as follows:

               Originally: ................     28,750,000
               Now : .....................      11,037,900
               Percentage: ...............          10.66%

COMISION NACIONAL BANCARIA Y DE VALORES
 Insurgentes Sur 1971 torre sur piso 7
 Col. Guadalupe Inn 01020 Mexico, D.F. 01020

 Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas ICA Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period December 31, 2003, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely





Ing . Bernardo Quintana
President





Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance





Lic. Bernardo Sepulveda Amor
General Counsel